UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 1-11130

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Alcatel-Lucent announces Q3 2012 Results

and details progress of restructuring plan

Euro 1.25Bn restructuring program (The Performance Program) underway with Euro 450m savings achieved Order book for next generation products up 20%

Key numbers for the third quarter 2012

•    Revenues of Euro 3,599 million, up 1.5% quarter-over-quarter and lower by -2.8% year-over-year on a reported basis

•    Adjusted[2] gross profit of Euro 1,004 million or 27.9% of revenues

•    Adjusted[2] operating loss[1] of Euro (125) million or -3.5% of revenues

•    Operating cash-flow[3] of Euro 7 million

•     Net (debt)/cash of Euro (84) million as of September 30, 2012

•     Adjusted operating margin in the second half of 2012 to be better than first half

•     Target a positive net cash position at year-end 2012

•    Funding status of US pension plans further improved: no extra contribution expected at least through 2016

Paris, November 2, 2012 - Alcatel-Lucent (Euronext Paris and NYSE: ALU) today announced third quarter 2012 results and detailed progress of restructuring plan.

Ben Verwaayen, CEO Alcatel-Lucent, commented: “Our third quarter results are reflective of the significant transformation we are undertaking both in terms of scope and timing. In addition, our revenue growth and gross margin were impacted by overall carrier spending dynamics and product mix, especially in wireless.”

“During this transition period we are very focused on insulating our core operating business by maintaining our commitment to innovation and our investment levels in R&D. Our recent significant wins in the U.S, China and Brazil as well as the 20% growth in the order book for our HLN products have emphasized our relevance with the leading carriers as they roll-out their next generation networks.”

Mr Verwaayen added: “We are making good progress with The Performance Program. Costs savings are in excess of Euro 450 million since the beginning of the year and five managed services contracts will be addressed by the end of this year. We are also progressing according to our plan to reduce headcount and are targeting 5 500 positions. We will complete these cost reductions by the end of 2013.”

“We ended the quarter with Euro 4.7Bn in cash and marketable securities and we target a positive net cash situation at year end 2012. We are taking action to strengthen our balance sheet and we are reviewing a variety of options, which we will communicate when appropriate.”

MAIN POINTS

Third quarter revenue increased 1.5% sequentially and decreased -2.8% year-over-year to Euro 3,599 million. At constant currency exchange rates and perimeter, revenues were flat sequentially and decreased -9.7% year-over-year. Networks witnessed a low double-digit decline this quarter compared to the year ago period, reflecting mixed trends. Our IP business confirmed its strong positioning with acceleration in its growth trajectory, and our wireline business returned to growth this quarter; both activities posted good double digit increase. This strong progression has been more than offset by double digit declines in Wireless, led by an accelerated technology shift from 2G/3G to 4G, and in Optics, where declines in our legacy equipment offset flat WDM performance. Software, Services & Solutions (S3) segment witnessed a low single digit decline with Services being flat. Finally, Enterprise segment posted a double digit decline rate. From a geographic standpoint, also adjusted for constant currency and compared to the year ago period, North America witnessed a 10% decline, whilst Central and Latin America recorded its eighth quarter of double digit growth, driven by Brazil. In Asia Pacific, which declined 10%, the continuous good traction in Japan and Australia partially offset the still low activity in China. Driven by good growth in Russia, Eastern Europe declined at a smaller pace than Western Europe, where low spending from service providers still prevail.

Adjusted2 operating1 loss of Euro (125) million or -3.5% of revenue. Gross margin came in at 27.9% of revenue for the quarter, compared to 35.3% in the year ago quarter and 31.7% in the second quarter 2012. The year-over-year decline in gross margin results mainly from overall lower volumes, unfavorable product and business mix and unusual high level of reserves. The sequential decline in gross margin mainly results from product and customer mix. Operating expenses decreased 2.6% year-over-year on a reported basis and adjusted for constant currency decreased 8.0% year-over-year, reflecting results of our actions to streamline our cost structure, strongly focusing on SG&A expenses (decreasing 10.4% year-over-year on a reported basis and adjusted for constant currency decreased 13.7%). On a sequential basis, operating expenses decreased 2.3% as reported and decreased 3.0% at constant currency, also driven by SG&A savings (decreasing 6.4% quarter-over-quarter on a reported basis and adjusted for constant currency decreased 6.2%).

Reported net loss (group share) of Euro (146) million or Euro (0.06) per share. This includes Purchase Price Adjustments (PPA entries in relation to the Lucent business combination) of Euro (56) million pre-tax or Euro (34) million after tax.

Net (debt)/cash of Euro (84) million, versus Euro 236 million of net cash as of June 30, 2012. The sequential decrease in net cash of Euro (320) million primarily reflects non operating items: interest paid of Euro (88) million, taxes paid of Euro (12) million, restructuring cash outlays of Euro (93) million, contribution to pensions and OPEB of Euro (31) million and capital expenditures of Euro (143) million. The positive operating cash-flow of Euro 7 million results from an adjusted operating loss and from a moderately positive contribution from the operating working capital requirements of Euro 14 million. The level of receivables sold without recourse is somehow higher at Euro 958 million, compared to Euro 846 million as of June 30, 2012.

Funded status of Pensions and OPEB of Euro (1,961) million at end of September, compared to Euro (2,177) million as of June 30, 2012. Excluding currency impact, this deficit narrowing mainly results from an increase of our benefit obligations of Euro (648) million, due to the decrease of around 20 bps in the discount rates used for pensions and post-retirement healthcare plans, and from Euro (282) million of interest cost, offset by an actual return of the plan assets for Euro 1,093 million. The net effect of currency change was negligible on the funded status this quarter.

The new U.S. regulation mentioned last quarter enables further transfers of excess pension assets, currently addressing post-retirement healthcare, to post-retirement life insurance. Through a reduction in the asset ceiling effect, this permits us to recognize approximately U.S. dollars 614 million of additional pension assets in the third quarter.

During the second half of 2012, deferred vested participants of U.S. pension plans are proposed, during a specific window period, to elect a lump sum payment rather than a pension payment. As current IAS 19 discount rate is lower than the pension/lump sum conversion rate, that difference should enable recognition in the fourth quarter of an approximately US dollar 90 million one-time credit (depending on future discount rates and final election take rates).

Alcatel-Lucent reminds that according to the regulatory perspective – which determines the funding requirements and to preliminary assessment of the company’ US plans, no extra funding contribution will be required through at least 2016.

REPORTED RESULTS

In the third quarter, the reported net loss (group share) was Euro (146) million or Euro (0.06) per diluted share (USD (0.08) per ADS) including the negative after tax impact from Purchase Price Allocation entries of Euro (34) million.

Reported Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2012	2011	(% or pt)	2012	(% or pt)
Revenues	3,599	3,704	-2.8%	3,545	1.5%
Gross profit	1,004	1,308	-23.2%	1,125	-10.8%
in % of revenues	27.9%	35.3%	-7.4 pt	31.7%	-3.8 pt
Operating income / (loss)(1)	(181)	83	Nm	(86)	Nm
in % of revenues	-5.0%	2.2%	-7.2 pt	-2.4%	-2.6 pt
Net income (loss) (Group share)	(146)	194	Nm	(254)	Nm
EPS diluted (in Euro)	(0.06)	0.08	Nm	(0.11)	Nm
E/ADS* diluted (in USD)	(0.08)	0.10	Nm	(0.14)	Nm
Number of diluted shares (million)	2,268.4	2,873.7	-21.1%	2,268.4	0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2856 as of September 30, 2012; 1.3449 as of September 30, 2011 and USD 1.2668 as of June 30, 2012.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2012 adjusted2 net loss (group share) was Euro (112) million or Euro (0.05) per diluted share (USD (0.06) per ADS), which includes restructuring charges of Euro (61) million, a net financial gain of Euro 71 million, an adjusted tax charge of Euro (24) million and non-controlling interest charge of Euro (10) million.

Adjusted Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2012	2011	(% or pt)	2012	(% or pt)
Revenues	3,599	3,704	-2.8%	3,545	1.5%
Gross profit	1,004	1,308	-23.2%	1,125	-10.8%
in % of revenues	27.9%	35.3%	-7.4 pt	31.7%	-3.8 pt
Operating income / (loss)(1)	(125)	149	Nm	(31)	Nm
in % of revenues	-3.5%	4.0%	-7.5 pt	-0.9%	-2.6 pt
Net income (loss) (Group share)	(112)	235	Nm	(221)	Nm
EPS diluted (in Euro)	(0.05)	0.09	Nm	(0.10)	Nm
E/ADS* diluted (in USD)	(0.06)	0.12	Nm	(0.12)	Nm
Number of diluted shares (million)	2,268.4	2,873.7	-21.1%	2,268.4	0.0%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.2856 as of September 30, 2012; 1.3449 as of September 30, 2011 and USD 1.2668 as of June 30, 2012.

Key figures

Geographic breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2012	2011	(% or pt)	2012	(% or pt)
North America	1,459	1,431	2.0%	1,397	4.4%
Asia Pacific	680	691	-1.6%	620	9.7%
Europe	893	1,056	-15.4%	944	-5.4%
RoW	567	526	7.8%	584	-2.9%
Total group revenues	3,599	3,704	-2.8%	3,545	1.5%

Group breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2012	2011	(% or pt)	2012	(% or pt)
Networks	2,187	2,285	-4.3%	2,230	-1.9%
- o/w IP	490	376	30.3%	473	3.6%
- o/w Optics	480	582	-17.5%	542	-11.4%
- o/w Wireless	837	1,032	-18.9%	877	-4.6%
- o/w Wireline	389	308	26.3%	350	11.1%
- o/w eliminations	(9)	(13)	Nm	(12)	Nm
Software, Services & Solutions	1,155	1,100	5.0%	1,053	9.7%
- o/w Services	1,058	996	6.2%	959	10.3%
- o/w Network Applications	97	104	-6.7%	94	3.2%
Enterprise	188	218	-13.8%	191	-1.6%
Other & eliminations	69	101	Nm	71	Nm
Total group revenues	3,599	3,704	-2.8%	3,545	1.5%

Breakdown of group	Third	Third	% change	Second	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2012	2011	(% or pt)	2012	(% or pt)
Networks	(149)	70	Nm	(57)	Nm
In % of revenues	-6.8%	3.1%	-9.9 pt	-2.6%	-4.2 pt
Software, Services & Solutions	55	55	0.0%	53	3.8%
In % of revenues	4.8%	5.0%	-0.2 pt	5.0%	-0.2 pt
Enterprise	(7)	7	Nm	3	Nm
In % of revenues	-3.7%	3.2%	-6.9 pt	1.6%	-5.3 pt
Other & eliminations	(24)	17	Nm	(30)	Nm
Total group op. income (loss)	(125)	149	Nm	(31)	Nm
In % of revenues	-3.5%	4.0%	-7.5 pt	-0.9%	-2.6 pt

Cash Flow highlights	Third quarter	Second quarter	Third quarter
(In Euro million )	2012	2012	2011
Net (debt)/cash at beginning of period	236	753	(376)
Adjusted operating income / (loss)	(125)	(31)	149
Depreciation & Amort and adjusted OP non cash (1)	239	217	207
Op. Cash Flow before change in WCR*	114	186	356
Change in operating WCR	14	(182)	(274)
Change in other working capital (2)	(121)	(188)	(46)
Operating Cash Flow (3)	7	(184)	36
Interest	(88)	(24)	(105)
Taxes	(12)	(38)	(8)
Cash contribution to pension & OPEB	(31)	(55)	(45)
Restructuring cash outlays	(93)	(80)	(99)
Cash flow from operating activities	(217)	(381)	(221)
Capital expenditures (incl. R&D cap.)	(143)	(130)	(137)
Free Cash Flow	(360)	(511)	(358)
Discontinued, Cash from financing & Forex	40	(6)	114
Change in net(debt)/cash position	(320)	(517)	(244)
Net (debt)/cash at end of period	(84)	236	(620)

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

1) non cash items included in adjusted OP.

2) Changes in other working capital and cash impacts of P&L items below adjusted OP.

Statement of position - Assets	September 30,	June 30,	September 30,
(In Euro million)	2012	2012	2011
Total non-current assets	12,830	12,535	12,088
of which Goodwill & intangible assets, net	5,951	6,120	6,159
of which Prepaid pension costs	3,261	2,798	2,753
of which Other non-current assets	3,618	3,617	3,176
Total current assets	10,741	11,454	10,631
of which OWC assets	5,189	5,474	5,760
of which other current assets	847	971	1,114
of which marketable securities, cash & cash equivalents	4,705	5,009	3,757
Total assets	23,571	23,989	22,719

Statement of position - Liabilities and equity	September 30,	June 30,	September 30,
(In Euro million)	2012	2012	2011
Total equity	4,175	4,254	3,470
of which attributable to the equity owners of the parent	3,349	3,386	2,765
of which non controlling interests	826	868	705
Total non-current liabilities	11,352	11,298	11,170
of which pensions and other post-retirement benefits	6,187	6,252	5,769
of which long term debt	3,964	4,000	4,178
of which other non-current liabilities	1,201	1,046	1,223
Total current liabilities	8,044	8,437	8,079
of which provisions	1,466	1,479	1,615
of which short term debt	814	856	320
of which OWC liabilities	4,451	4,710	4,495
of which other current liabilities	1,313	1,392	1,649
Total liabilities and shareholder’s equity	23,571	23,989	22,719

BUSINESS COMMENTARY

NETWORKS

For the third quarter 2012, revenues for the Networks segment were Euro 2,187 million, a decrease of -4.3% compared to Euro 2,285 million in the year-ago quarter and a -1.9% decrease compared to Euro 2,230 million in the second quarter 2012. At constant currency exchange rates, Networks revenues decreased 11.8% year-over-year and decreased 3.6% sequentially. The segment posted an adjusted2 operating1 loss of Euro (149) million or an operating margin of -6.8%, compared to an adjusted2 operating1 income of Euro 70 million or a margin of 3.1% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 490 million, a 30.3% increase from the year-ago quarter. Overall strength continued in our IP business as trends from the second quarter continued into the third quarter in both the APAC and Americas regions. In these regions, we witnessed strong double-digit growth, driven by our IP edge routers, especially in Japan, China, the US and Latin America, reflecting all-IP network transformation. We announced wins with Germany’s desaNet and Azteca Comunicaciones Colombia which also included other products in our wireline and optical businesses, once again showing the value of leveraging our IP and optical products. We also saw strong demand for trials of our new 7950 XRS core router in all regions. In addition to our routing portfolio, we announced a joint offering between Alcatel-Lucent’s Velocix Content Delivery Network technology and Concurrent which will allow cable TV companies to significantly expand the number and variety of on-demand videos they can offer, quickly and cost-effectively. We also announced, in addition to our earlier release this year, that we have opened a Proof of Concept lab with Arbor Networks in Singapore for service providers to conduct testing of technologies to mitigate distributed denial of service (DDoS) attacks.

•

Revenues for the Optics division were Euro 480 million, a decrease of 17.5% from the year-ago quarter. Despite continued declines in our legacy equipment, WDM returned to growth in the third quarter, resulting in overall low double digit decline in terrestrial optics. Growth in our WDM portfolio was prominent in Asia-Pacific and EMEA, backed by the success of our 1830 Photonic Service Switch (PSS), which was selected in the third quarter by China Telecom as part of their nationwide broadband expansion. Accelerated 100G adoption is being driven by the need to upgrade metro and core networks to meet overall traffic growth as evidenced by our wins with SK Broadband in South Korea and INTERNEXA in South America to upgrade current networks to 100G to address data demand. Our 100G optical single-carrier coherent technology continues to be at the forefront of this accelerated 100G adoption, as evidenced in Infonetics’ Optical Equipment Vendor Service Provider Survey, where we were consistently named as the top vendor in 40G/100G+ coherent technology and OTN switching, and as 100G port shipments marked another quarter of sequential growth. As for our submarine optics business, we continued to see weakness, as a low point of the cycle was reached. Traction with new projects on the horizon is growing as evidenced by our recent contract with Seaborn Networks to build the Seabras-1 system, the first direct route between New York and Sao Paulo, Brazil and also the longest 100G transoceanic link to-date.

•

Revenues for the Wireless division were Euro 837 million, a decrease of 18.9% from the year-ago quarter. Our wireless business faced another difficult year-over-year comparison in the third quarter, which, combined with overall cautious spending from service providers, led to declines across most technologies, especially in legacy equipment. This quarter, our LTE business showed year-over-year stability driven by continued investment in the US, despite a large LTE revenue recognition in the year-ago quarter. We also announced a major contract win with China Mobile to deploy the largest share of their TD-LTE trial network rollout, including the city of Shanghai. In order to enhance its 4G LTE roll-out, Sprint selected our lightRadio™ Metro Cells to bring mobile broadband coverage to high-traffic areas such as entertainment venues, transportation hubs and campuses. To address emergency services needs, we announced the First Responder Video solution that allows first-response emergency teams the ability to view and share multiple video and data feeds simultaneously on mobile devices using 4G LTE mobile broadband networks.

•

Revenues in the Wireline division increased 26.3% from their year-ago level, to Euro 389 million. This quarter marked the second consecutive quarter that our fiber-based access revenues surpassed our copper-based access revenues. While our IPDSLAM equipment grew at double digit rate, our fiber access equipment, once again, grew 80% year-over-year, confirming particular strength in Asia-Pacific, driven mainly by China, immediately followed by the Americas and then by EMEA with PON technology. As for GPON, we reported over one million GPON ports shipped in the second quarter, an all-time high, as analyst firms (Dell’Oro and

Infonetics) confirmed that we are a top-2 vendor in the GPON space, and the only leading player across all regions. In the third quarter, we signed an extension of our trial with Belgacom to deliver 50 Mbps to a large majority of the Belgian population and another with TDC Denmark to use our VDSL2 Vectoring technology to deliver broadband speeds of 100 Mbps and more over its existing copper access network. With growing attention around revitalizing copper plans to compete with or complement the mobile broadband uptake, there is an increased importance in state-of-the-art technology in copper. To better position ourselves for these trends, we have expanded on our VDSL2 Vectoring innovations, by announcing ‘Zero Touch Vectoring’, allowing service providers to deploy Vectoring without having to perform costly and time-consuming upgrades to existing VDSL2 modems in every home.

•

Sales of our next-generation Networks products increased 20% from the year-ago quarter, reaching Euro 1,162 million in the third quarter 2012. At constant currency rates, sales of our next-generation Networks products increased 10% compared to the year ago quarter. This accounts for 53% of Networks sales, compared to 43% a year-ago. Exiting the third quarter, we saw strong double-digit growth in our order book for HLN products, which was significantly above first half levels.

•	The decline in adjusted operating margin from the year-ago quarter was largely due to product and geographic mix, especially in wireless.

S3 (SOFTWARE, SERVICES AND SOLUTIONS)

For the third quarter 2012, revenues for the S3 segment were Euro 1,155 million, an increase of 5.0% compared to Euro 1,100 million in the year-ago quarter and an increase of 9.7% compared to Euro 1,053 million in the second quarter 2012. At constant currency exchange rates, S3 revenues decreased 0.7% year-over-year and increased 8.3% sequentially. The segment posted an adjusted2 operating1 income of Euro 55 million or 4.8% of revenues, compared to an adjusted2 operating1 income of Euro 55 million or a margin of 5.0% in the year ago quarter.

Key highlights:

•

Revenues in our Services business were Euro 1,058 million, a 6.2% increase compared to the year-ago quarter. In the third quarter, our Professional Services business reversed previous quarter trends, returning to growth, at a double-digit rate, driven by network transformation projects, mainly in the Americas. Service providers are currently revisiting their systems and services platforms to accommodate new services usage, such as consistent customer experience across multiple devices and networks and existing infrastructure optimization. These trends were evidenced by the recent partnering with Telefonica in its Global Operations Transformation Process to deploy a single platform to streamline and automate processes supervision of all of their networks, as well as our selection by VimpelCom to transform their data transport and mobile backhaul networks to support high-speed 3G mobile broadband services and prepare for 4G LTE. Our Managed Services business slowed its pace of growth in the quarter down to a high single-digit rate reflecting further selectivity in this business. Our maintenance activities were stable in the third quarter, benefitting from the Americas region. Our Network Build and Implementation (NBI) business was flat during the quarter, reflecting new opportunities in the Americas, offset by projects closings.

•

Network Applications revenues declined 6.7% from their year-ago level, to Euro 97 million in the third quarter. Excluding the resale activity that was terminated in the fourth quarter of 2011 from the year-ago quarter, sales in Network Applications would have increased at a mid-single digit rate year-over-year. Our Customer Experience Solutions business (CxS) (formerly Motive) slightly grew compared to the year-ago quarter and we were recently selected by Belgacom to deploy our Service Quality Manager, allowing to measure the performance of mobile services provided to business customers. This area is becoming increasingly more important as recent studies done by Heavy Reading suggest that two-thirds of service providers plan to increase spending in customer experience management solutions in 2013. Elsewhere across our Network Applications portfolio, Etisalat Nigeria selected Optism™, our software-based mobile marketing solution which allows subscribers to opt-in to receive advertising messages and marketing offers for their favorite brands. Lastly, we also saw continuous traction in our IMS business, which was more than offset by double-digit declines in Payment & Charging and Messaging.

•

Our “Strategic Industries” Services business (including transportation, energy, and the public sector) had a strong sequential growth, driven by the EMEA and Asia-Pacific regions. We were recently chosen to provide global engineering contractor JGC Corporation with a turnkey solution for a new liquefied natural gas plant under construction in Indonesia for PT Donggi-Senoro LNG (DSLNG). This is our third major win in the Oil & Gas industry, with the other two being Technip Samsung Consortium for the world’s first floating LNG platform and Gladstone LNG plant. We also announced we will be providing communications services and products, including optical and IP equipment, for Spain’s Administrator of Railway Infrastructure, ADIF’s rail service connecting Alicante and Albacete in Spain.

•	The adjusted operating margin of our S3 business is flat compared to the year ago quarter. It showed some sequential improvement driven by a decrease in our fixed costs.

ENTERPRISE

For the third quarter of 2012, revenues in our Enterprise business were Euro 188 million, a decrease of -13.8% compared to Euro 218 million in the year-ago quarter and a decrease of -1.6% compared to Euro 191 million in the second quarter 2012. At constant currency exchange rates, our Enterprise business declined 16.5% compared to the year-ago quarter and decreased 2.6% sequentially. The segment posted an adjusted2 operating1 loss of Euro (7) million or -3.7% of revenues, compared to an adjusted2 operating1 profit of Euro 7 million or a margin of 3.2% in the year ago quarter.

Key highlights:

•

Revenues from our Enterprise business decreased 13.8% in the third quarter with overall weakness in our voice and our data businesses. Excluding an OEM re-sale activity that was terminated in the third quarter of 2011, and one-time items, the data business would have increased 5%. We are seeing traction in the data networking business, both in the small and medium business (SMBs) markets where our bundling of voice and data together is proving to be successful, as well as in 10G market, driven by data centers and core network refreshes. Our OmniSwitch products were recently selected to upgrade California State University’s information infrastructure that is used by almost 430,000 students. In an effort to better help businesses adjust to new network needs, we introduced an enhancement to our Application Fluent Network solution, allowing it to be Citrix Ready™, and enabling businesses to meet increasingly mobile workforce demands for virtualized applications across data centers, local and wide area networks and the cloud. Our OmniSwitch 10k, OmniSwitch 6900 and the OmniSwitch 6850E have been verified as Citrix Ready across multiple products from Citrix. We also announced the expansion of our data center switching ‘ecosystem’ program, to enhance the performance and functionality of enterprise networks as businesses transition from traditional data center designs to cloud-ready networks.

•	The year-over-year decline in the adjusted operating margin of the Enterprise business was driven by lower revenues partially offset by some fixed operations cost savings realized in the quarter.

Alcatel-Lucent will host a press and analyst conference at its headquarters at 1 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/3q2012

As a milestone of The Performance Program, a new organization will be effective January 1, 2013. The newly-formed Networks & Platforms Group will create an integrated portfolio (networking, software and services), combining the strengths of Networks and S3G. It will be split into four business divisions: Core Networks (integrating Optics and IP), Fixed Networks, Wireless and Platforms. Strategic Industries will form together, with Enterprise & Submarine, the Focused Businesses Group. Managed Services will be managed separately.

In addition, we will create a Global Sales and Marketing organization to oversee and manage all customer-facing commercial relationships, and the Global Customer Delivery organization will continue the transformation it began last year to create a unified and agile delivery capability.

Notes

The Board of Directors of Alcatel-Lucent met on October 31, 2012, examined the Group’s unaudited interim condensed consolidated financial statements at September 20, 2012, and authorized their issuance.

Adjusted and reported figures are unaudited. Consolidated Financial Statements available on our website http://www.alcatel-lucent.com/3q2012

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, litigations, gain (loss) on disposal of consolidated entities and post-retirement benefit plan amendments.

2-	“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation.

3-

“Operating cash-flow” is defined as cash-flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay. 2011 figures have been re-presented following the change of presentation disclosed in Note 4 of the consolidated financial statements.

2013 Upcoming events

February 08, 2013: fourth quarter and full year 2012 results

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

The long-trusted partner of service providers, enterprises and governments around the world, Alcatel-Lucent is a leading innovator in the field of networking and communications technology, products and services. The company is home to Bell Labs, one of the world’s foremost research centers, responsible for breakthroughs that have shaped the networking and communications industry. Alcatel-Lucent was named one of MIT Technology Review’s 2012 Top 50 list of the “World’s Most Innovative Companies” for breakthroughs such as lightRadio™, which cuts power consumption and operating costs on wireless networks while delivering lightning fast Internet access. Through such innovations, Alcatel-Lucent is making communications more sustainable, more affordable and more accessible as we pursue our mission - Realizing the Potential of a Connected World.

With operations in more than 130 countries and one of the most experienced global services organizations in the industry, Alcatel-Lucent is a local partner with global reach. The Company achieved revenues of Euro 15.3 billion in 2011 and is incorporated in France and headquartered in Paris.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T : +33 (0)1 40 76 50 84
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T:+33(0)1 40 76 49 91

ALCATEL-LUCENT INVESTOR RELATIONS

FRANK MACCARY	frank.maccary@alcatel-lucent.com	T : + 33 (0)1 40 76 12 11
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T:+1 908-582-7998
CORALIE SPAETER	coralie.spaeter@alcatel-lucent.com	T:+33(0)1 40 76 49 08

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, “Adjusted operating margin in the second half of 2012 better than first half”, “target a positive net cash position” and “no extra US pension plans contribution expected at least through 2016”. Words such as “will,” “expects,” “looks to,” “anticipates,” “targets,” “projects,” “intends,” “guidance”, “maintain”, “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” “momentum,” “continue,” “reach,” “confident in,” “objective,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements, in particular with regard to product demand for the remainder of the year being as expected, our ability to achieve all the goals of our Performance Program by the end of 2013, our ability to exit unprofitable contracts and market at a reasonable cost, cost and headcount reduction measures generating expected savings, and the economic climate in the world in general, and in Europe in particular with the euro crisis. These risks and uncertainties are also based upon a number of factors including, among others: our ability to realize the full value of our existing and future patent portfolio in a complex technological environment (including our ability to defend ourselves in infringement suits), our ability to operate effectively in a highly competitive industry and to correctly identify and invest in the technologies that become commercially accepted, demand for our legacy products and the technologies we pioneer, the timing and volume of network roll-outs and/or product introductions, difficulties and/or delays in our ability to execute on our strategic plans, our ability to efficiently co-source or outsource certain business processes and more generally control our costs and expenses, the risks inherent in long-term sales agreements, exposure to the credit risk of customers or foreign exchange fluctuations, reliance on a limited number of suppliers for the components we need or a tight market for commodity components, the social, political and economic risks we may encounter in any region of our global operations, the costs and risks associated with pension and postretirement benefit obligations and our ability to avoid unexpected contributions to such plans, changes to existing regulations or technical standards, existing and future litigation, compliance with environmental, health and safety laws, the global economic situation and of those geographical areas where we are most active, and the impact of each of these factors on our results of operations and cash. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent’s Annual Report on Form 20-F for the year ended December 31, 2011, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2012			Q2-2012			Q3-2012			YTD 09-2012
(unaudited)	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted	As reported	PPA	Adjusted
Revenues	3,206		3,206	3,545		3,545	3,599	0	3,599	10,350		10,350
Cost of sales (a)	(2,235)		(2,235)	(2,420)		(2,420)	(2,595)	0	(2,595)	(7,250)		(7,250)
Gross Profit	971	0	971	1,125	0	1,125	1,004	0	1,004	3,100	0	3,100
Administrative and selling expenses (b)	(634)	29	(605)	(610)	30	(580)	(574)	31	(543)	(1,818)	90	(1,728)
Research and Development costs (c)	(626)	39	(587)	(601)	25	(576)	(611)	25	(586)	(1,838)	89	(1,749)
Operating income (loss) (1)	(289)	68	(221)	(86)	55	(31)	(181)	56	(125)	(556)	179	(377)
Restructuring costs	(75)		(75)	(107)	0	(107)	(61)		(61)	(243)		(243)
Impairment of assets	0		0	0	0	0	0		0	0		0
Post-retirement benefit plan amendment	0		0	30	0	30	5		5	35		35
Litigations	1		1	0	0	0	1		1	2		2
Gain/(los) on disposal of consolidated entities	0		0	0	0	0	0		0	0		0
Income (loss) from operating activities	(363)	68	(295)	(163)	55	(108)	(236)	56	(180)	(762)	179	(583)

Financial result (net)	42	0	42	(142)	0	(142)	71	0	71	(29)	0	(29)
Share in net income(losses) of equity affiliates	0		0	1	0	1	(1)		(1)	0		0
Income tax benefit (expense) (d)	58	(26)	32	55	(22)	33	(2)	(22)	(24)	111	(70)	41
Income (loss) from continuing operations	(263)	42	(221)	(249)	33	(216)	(168)	34	(134)	(680)	109	(571)
Income (loss) from discontinued activities	659		659	(10)	0	(10)	12		12	661		661
Net Income (loss)	396	42	438	(259)	33	(226)	(156)	34	(122)	(19)	109	90

of which : Equity owners of the parent	398	42	440	(254)	33	(221)	(146)	34	(112)	(2)	109	107
Non-controlling interests	(2)		(2)	(5)	0	(5)	(10)		(10)	(17)		(17)

Earnings per share : basic	0.18		0.19	(0.11)		(0.10)	(0.06)		(0.05)	(0.00)		0.05
Earnings per share : diluted	0.14		0.16	(0.11)		(0.10)	(0.06)		(0.05)	(0.00)		0.05

(1)	Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment Corresponds to the measure of operating income (loss) of the segments (refer to note 5 of the consolidated financial statements at September 30, 2012).

PPA : Purchase Price Allocation entries related to Lucent business combination

Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 5 to our Consolidated Financial Statements as of September 30, 2012)

These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated hereafter.

(a)	Depreciation of the reevaluation to fair value of productive tangible assets

(b)	Amortization of intangibles assets - long term customer relationship (5-8 years)

(c)	Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)

(d)	Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

RESTATEMENT OF 2011 BREAKDOWN BY OPERATING SEGMENTS

In Euro Million
Revenues	Q3’12	Q2’12	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	2,187	2,230	1,981	9,654	2,476	2,285	2,475	2,418
IP	490	473	431	1,585	454	376	406	349
Optics	480	542	489	2,605	724	582	645	654
Wireless	837	877	788	4,122	893	1,032	1,079	1,118
Wireline	389	350	282	1,393	419	308	357	309
Other & eliminations	(9)	(12)	(9)	(51)	(14)	(13)	(12)	(12)
Software, Services & Solutions	1,155	1,053	969	4,461	1,315	1,100	1,071	975
Services	1,058	959	870	3,963	1,158	996	940	869
Network Applications	97	94	99	498	157	104	131	106
Enterprise	188	191	178	822	215	218	194	195
Other & Eliminations	69	71	78	390	144	101	77	68
Total	3,599	3,545	3,206	15,327	4,150	3,704	3,817	3,656

Adj. operating income (loss)	Q3’12	Q2’12	Q1 ‘12	FY’ 11	Q4’ 11	Q3’ 11	Q2 ‘11	Q1 ‘11
Networks	(149)	(57)	(143)	263	82	70	48	63
in % of revenues	-6.8%	-2.6%	-7.2%	2.7%	3.3%	3.1%	1.9%	2.6%
Software, Services & Solutions	55	53	(46)	227	170	55	52	(50)
in % of revenues	4.8%	5.0%	-4.7%	5.1%	12.9%	5.0%	4.9%	-5.1%
Enterprise	(7)	3	(16)	25	11	7	3	4
in % of revenues	-3.7%	1.6%	-9.0%	3.0%	5.1%	3.2%	1.5%	2.1%
Other & Eliminations	(24)	(30)	(16)	4	16	17	(16)	(13)
Total	(125)	(31)	(221)	519	279	149	87	4
in % of revenues	-3.5%	-0.9%	-6.9%	3.4%	6.7%	4.0%	2.3%	0.1%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2012

By:	/S/ PAUL TUFANO
Name:	Paul Tufano
Title:	Chief Financial Officer